FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*

               MacTarnahan Portland Brewing Company Voting Trust
               11416 SW Lynnridge Avenue
               Portland, OR 97225

2.    Date of Event Requiring Statement (Month/Day/Year)

               05/31/01

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4.    Issuer Name and Ticker or Trading Symbol

               Portland Brewing Company

5.    Relationship of Reporting Person(s) to Issuer  (Check All Applicable)

               / /    Director
               / /    Officer (give title below)
               /X/    10% Owner
               / /    Other (specify below)

6.    If Amendment, Date of Original (Month/Day/Year)

               N/A

7.    Individual or Joint/Group Filing (Check Applicable Line)

               /X/    Form filed by One Reporting Person
               / /    Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

             Table 1 -- Non-Derivative Securities Beneficially Owned

1.    Title of Security (Instr. 4)

            No securities owned (1)

2.    Amount of Securities Beneficially Owned (Instr. 4)



3.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)



4.    Nature of Indirect Beneficial Ownership (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 4)

            No securities owned (1)

2.    Date Exercisable and Expiration Date (Month/Day/Year)

3.    Title and Amount of Securities Underlying Derivative Security (Instr. 4)

4.    Conversion or Exercise Price of Derivative Security

5.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
      (Instr. 5)

6.    Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:

(1) Reporting Person is a member of a "group" as that term is defined in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Act"). As such, Reporting Person is deemed to be the beneficial owner of 1,677,252.75 shares of the Common Stock of Portland Brewing Company pursuant to Rule 13d-5. Of these shares, 55,848.75 are represented by warrants and options to purchase Common Stock. Because the MacTarnahan Portland Brewing Company Voting Trust holds these shares in its name, but has only voting power over the shares held in the trust, the trust does not have a pecuniary interest in the shares.



                        MacTarnahan Portland Brewing Company Voting Trust


                        /s/ROBERT M. MACTARNAHAN                       6/5/01
                        ------------------------------                 -----
                        Robert M. MacTarnahan, Trustee                 Date
                        *Signature of Reporting Person


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).